From: Ronald Frederickson – CEO and Director

Skybox Sports Network Inc.

6351 Henson Street

Suite C

Englewood, CO 80110

To: U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

Date: December 14, 2020

RE: Request for Qualification of Offering

Statement Filed December 11, 2020.

We formally request that the Offering Statement (Regulation A) as amended and filed December 11, 2019 be Qualified effective Wednesday December 16th, 2020.

Sincerely,

/s/ Ronald Frederickson

Ronald Frederickson

CEO - Director